Exhibit I

CRUDE CARRIERS CORP. APPOINTS DIMITRIS P. CHRISTACOPOULOS TO ITS BOARD OF DIRECTORS

ATHENS, Greece, March 14, 2011 – Crude Carriers Corp. (NYSE: CRU)  today announced that its Board of Directors has elected Dimitris P. Christacopoulos to serve as a Director on the Company’s  Board. He will be an independent Board member and will serve on the Board's Audit and Independent Directors’ committees.

Mr. Christacopoulos, 40, joined the Company’s Board on March 11th, 2011. Mr. Christacopoulos currently serves as a Partner at Octane Management Consultants. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York in their Operations Management Group. He subsequently joined Barclays Capital as the Associate Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens where he participated in the Group’s Management and Investment Committees. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the Bank’s Greek branch and expanding its presence in ship and energy finance in the region. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

Evangelos M. Marinakis, Chairman and Chief Executive Officer of Crude Carriers Corp., said, "We are very pleased to welcome Dimitris Christacopoulos to our Board of Directors. Given the breadth of his experience in the financial sector and strategic planning arena, I am confident that Dimitris will provide valuable perspective for our Board and management team."

Mr. Christacopoulos’ election brings the number of directors on the Board to eight, and the number of independent directors to five. The other independent directors are Mr. Demandolx, Mr. Timagenis, Mr. Kominakis and Mr. Sages.

About Crude Carriers Corp.

Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which is currently comprised of two VLCC (Very Large Crude Carrier) and three Suezmax tankers. The company’s fleet is employed in the crude oil spot tanker market. Crude Carriers Corp. common shares trade on The New York Stock Exchange under the symbol "CRU".

For more information about the Company, please visit our website: www.crudecarrierscorp.com.

For further information please contact:

Company contacts: Ioannis Lazaridis, President +30 (210) 4584 950 i.lazaridis@crudecarrierscorp.com Jerry Kalogiratos, Chief Financial Officer +30 (210) 4584 950 j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:

Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue – Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com

www.capitallink.com